Southeastern Asset Management, Inc. 6410 Poplar Avenue, Suite 900 Memphis, TN 38119	Icahn Capital LP 767 Fifth Avenue, 47th Floor New York, New York 10153

July 17, 2013

VIA E-MAIL AND FEDERAL EXPRESS AND EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C.  20549

Attention:  Nicholas P. Panos

Re:	Dell Inc.
Additional Soliciting Materials filed on Schedule 14A
Filed June 26, 2013, July 1, 2013, July 12, 2013, and July 15, 2013
by Carl C. Icahn, et al.
File No.  000-17017

Dear Mr. Panos:

We express our appreciation for your review of the Additional Soliciting Materials filed on Schedule 14A by Icahn Capital LP, et al. (“Icahn”) on June 26, 2013, July 1, 2013, July 12, 2013, and July 15, 2013 with respect to Dell Inc. (“Dell”), including filings by Southeastern Asset Management, Inc. (“SAM”).  We are responding to comments provided by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated July 15, 2013.  Our responses to the Staff’s comments are indicated below, directly following a restatement of each comment in bold, italicized type.

Definitive Additional Materials filed June 26, 2013

1.
Staff Comment:  The story written by Carl Icahn and published in the June 24, 2013 issue of Forbes states that the “stock price performance of Icahn Enterprises since January 2000 through May 28, with reinvested dividends, showed a total return of 1,122%.”  With a view toward disclosure of the support upon which the filers relied to publish this statement, please provide us with a basis for this statement.

Response:  Attached as Exhibit A to this letter are Bloomberg screenshots showing the historical stock price performance of Icahn Enterprises (“IEP”) from (i) December 31, 1999 to December 31, 2004, (ii) January 1, 2005 to December 31, 2009 and (iii) January 1, 2010 to May 28, 2013.  The first Bloomberg screenshot shows that the IEP stock price was $7.625 on December 31, 1999 and $28.60 on December 31, 2004, which would yield a total return of approximately 275% from IEP stock for such period.  The second Bloomberg screenshot shows that the IEP stock price was $28.60 on December 31, 2004 and $39.95 on December 31, 2009, which would yield a total return of approximately 50% from IEP stock for such period.  The third Bloomberg screenshot shows that the IEP stock price was $39.95 on December 31, 2009 and $79.05 on May 28, 2013, which would yield a total return of approximately 118% from IEP stock for such period.  Compounding the returns for these three chronological periods, as shown on Exhibit B, provides a total cumulative return of 1,122% for the entire period January 1, 2000 to May 28, 2013.

United States Securities and Exchange Commission
Attention:  Nicholas P. Panos
July 17, 2013

Definitive Additional Materials filed July 1, 2013

2.
Staff Comment:  We note that the pro forma financial statements filed in Exhibit 2 included a balance sheet as of May 3, 2013 but did not include a statement of income for the last completed fiscal year ended February 1, 2013 and the interim period ended May 3, 2013.  Please advise.  Refer to Rule 11-02(c)(2) of Regulation S-X.

Response:  Pursuant to Icahn’s and SAM’s prior discussions with the Staff, Icahn and SAM do not believe that Commission rules require the inclusion of pro forma financial information with respect to Icahn’s and SAM’s proposed Dell self tender offer.  In fact, even if Dell were engaging in the self tender offer proposed by Icahn and SAM, no pro forma financial information would be required (see Item 10 of Schedule TO, including the instructions thereto.)

Nevertheless, in order to provide additional disclosure to the market and in response to an oral request made by the Staff on June 21, 2013, Icahn voluntarily provided a pro forma balance sheet in Exhibit 2 to the Definitive Additional Materials filed July 1, 2013.  The pro forma balance sheet was based upon financial information publicly disclosed by the Company.  Although Icahn and SAM believe that the adjustments are self-evident and so provide little or no additional information, Icahn filed on July 16, 2013 and SAM is today filing, pursuant to the Staff’s request, a pro forma statement of income for the last completed fiscal year ended February 1, 2013 and for the interim period ended May 3, 2013 as Definitive Additional Materials.

3.
Staff Comment:  It appears that the pro forma balance sheet includes non-GAAP financial measures such as EBITDA and Net Debt/EBITDA which are not permitted under Rule 10(e)(1)(ii)(D) of Regulation S-K.  Non-GAAP financial measures are not permitted on the face of any pro forma financial information required to be disclosed by Article 11 of Regulation S-X in any document required to be filed under the Exchange Act.  Please revise or tell us why the participants believe this presentation is otherwise appropriate.

Response:  Pursuant to the Staff’s request, Icahn filed on July 16, 2013 and SAM is today filing as Definitive Additional Materials a revised pro forma balance sheet without non-GAAP financial measures.  Please note that Icahn and SAM are separately including in those filings the non-GAAP financial measures.

Definitive Additional Materials filed July 12, 2013

4.
Staff Comment:  We note that the letter to the Dell stockholders continues to refer to “our revised proposal” without disclosing the contingencies to which it would be subject, including but not limited to, shareholders not approving the merger agreement, the election of a new Board of Directors, and the approval of the board of the “revised proposal” after reviewing it consistent with their fiduciary duties as directors.  Please revise to include a discussion of the contingencies and specify that Dell is only being asked to consider an illustrative example of an alternative transaction as distinguished from a competing proposal sponsored by the participants in the counter-solicitation and for which they would take legal responsibility.  To the extent the participants disagree with making this disclosure, please provide us with a brief legal analysis in support of why the inclusion of the warrant consideration to the issuer tender offer proposal has not resulted in a corresponding filing by the participants under the Securities Act of 1933.

United States Securities and Exchange Commission
Attention: Nicholas P. Panos
July 17, 2013

Response:  Icahn and SAM respectfully note that the first sentence of the July 12, 2013 press release that was filed on Schedule 14A on July 12, 2013 reads:  “We are enhancing our proposal for a self tender offer at Dell” (emphasis added).  Each time the press release discusses our proposal it is described as a “self tender.”  For example, the second paragraph starts “Under our revised proposal Dell would self tender…”.  In drafting the July 12 press release, as well as the other stockholder communications, Icahn and SAM have been careful to consistently describe our proposal as a “self tender offer” by Dell.  We believe that by describing our proposal as a self tender, we have made it clear to stockholders that our proposal is a transaction that can only be undertaken by Dell and the Dell board exclusively.

Furthermore, we have also been careful to note on many occasions in our soliciting materials that our proposed alternative transaction is subject to the following conditions: (a) the Michael Dell/Silver Lake transaction being voted down by Dell stockholders at the special meeting; (b) the election of a Dell board of directors that is willing to pursue our revised proposal; and (c) the approval by the Dell board of directors of such transaction.  For example, on page 4 of our Definitive Proxy Statement on Schedule 14A filed on June 26, 2013, we noted that:

The tender offer transaction proposed by Icahn on June 18, 2013 is subject to a number of contingencies. First, any such tender offer transaction would require that Dell stockholders defeat the Proposed Going Private Transaction at the Special Meeting. Second, Dell stockholders would need to elect a Board that is willing to pursue the tender offer transaction. … Finally, the Dell Board would then need to approve the tender offer transaction after reviewing it consistent with the fiduciary duties of the directors as well as cause Dell to have the financing for the tender offer.

(See also Icahn’s Open Letter to Dell Stockholders and Dell Special Committee dated July 1, 2013, which was filed as Exhibit 1 to the Definitive Additional Materials filed July 1, 2013, in which Icahn stated that “[t]he $14 Tender Offer is subject to a number of contingencies” and subsequently went on to describe each of such contingencies).  Because we have repeatedly described our proposal as a self tender offer, our repeated references to the conditions necessary to effectuate our proposed alternative transaction, as well as Dell’s communications and press reports that have also made this point clearly, we believe the market is well aware that our proposed alternative transaction may not occur even if stockholders vote against the proposed Michael Dell/Silver Lake transaction.  For instance, on July 12, 2013, Benjamin Pimentel of The Wall Street Journal’s MarketWatch noted that “even if the Michael Dell–Silver Lake proposal is rejected, there’s no certainty Icahn’s plan would be implemented — or succeed.”  In fact, our proposed alternative transaction being contingent upon, among other things, Dell stockholders electing our slate of directors to the Dell board of directors at a subsequent annual meeting was one of the primary factors driving ISS’s recommendation that Dell stockholders approve the Michael Dell/Silver Lake transaction, a recommendation that was reaffirmed based on the same line of reasoning after we announced our revised proposal, which itself received extensive press coverage.  Icahn and SAM believe that it is implied, and that Dell stockholders understand, that the revised proposal, which simply added additional consideration and made no other changes, is subject to the same contingencies and assumptions to which the original proposal was subject.

United States Securities and Exchange Commission
Attention: Nicholas P. Panos
July 17, 2013

We believe we have conveyed these contingencies appropriately.  Because information about those conditions has been widely disseminated and discussed by Dell, financial journalists and other market participants, we do not believe it is necessary to reiterate the conditions each time we refer to our proposal for a Dell self tender offer. Nevertheless, as appropriate, and depending in part on the context, we will endeavor going forward to reiterate the contingencies when explicitly discussing or revising the terms of our proposed alternative transaction.

5.	Staff Comment: Please refile legible copies of the accompanying exhibits that were included in this submission.

Response:  Pursuant to the Staff’s request, the Definitive Additional Materials filed by Icahn on July 16, 2013 include a legible copy of the exhibits that were originally included in the Definitive Additional Materials filed by Icahn on July 12, 2013.  Icahn and SAM respectfully note to the Staff that the filing of the Definitive Additional Materials by SAM included legible copies of the accompanying exhibits, and SAM is therefore not re-filing those exhibits.

Definitive Additional Materials filed July 15, 2013

6.
Staff Comment:  Carl Icahn states in his open letter to stockholders of Dell that it is “nonsense…to believe stockholders will vote to elect the current board with their abysmal record and turn down our recap offer of $15 to $18 per share unless the current board makes a superior recap offer.”  Please provide appropriate disclosure regarding Mr. Icahn’s predictions as to future plans or proposals but clearly stating that there is no assurance that Mr. Icahn’s slate of directors would be voted or that any future board of directors would approve the offer of $15 to $18 per share.

Response:  Icahn respectfully advises the Staff that the full quote reads:

The company will tell you that if Michael Dell/Silver Lake’s offer is turned down, Icahn might still lose the proxy fight at the annual meeting. But this is nonsense because it makes no sense to believe stockholders will vote to elect the current board with their abysmal record and turn down our recap offer of $15 to $18 per share unless the current board makes a superior recap offer. If that occurs, it will be a pleasant choice for stockholders.

United States Securities and Exchange Commission
Attention: Nicholas P. Panos
July 17, 2013

Icahn believes that, read in context, the quoted language is clearly a statement of Icahn’s opinion rather than a prediction of future plans or proposals.  Icahn’s statement merely reflects its belief that if stockholders vote against the Michael Dell/Silver Lake transaction, then at the annual meeting of Dell stockholders it “makes sense” to believe that they are likely to elect our slate of director nominees, unless the Dell board presents a superior offer.

* * * * *

If you have any questions regarding these responses, please do not hesitate to contact the attorneys for SAM, Dennis Block at (212) 801-2222 or Robert Katz at (212) 848-8008, or Andrew Langham, Assistant General Counsel of Icahn Capital LP, at (212) 702-4382.

Sincerely,

Southeastern Asset Management, Inc.		Icahn Capital LP

By:	/s/ Steve McBride	By:	/s/ Andrew Langham
	Steve McBride		Andrew Langham
	Assistant General Counsel		Assistant General Counsel

cc:	Dennis J. Block, Esq.
Robert M. Katz, Esq.

Exhibit A

IEP Equity TRA

Enter all values and hit <Go>

IEP US Equity | 1) Settings | 2) Actions | Total Return Analysis

Buy Date	12/31/1999	Sell Date	12/31/2004	Period	Daily		
Buy Price	7.625	Sell Price	28.60	Shares	1000	Currency	USD

Total Dividends 0.00 Gross Net Commission Cost N.A.

Holding Strategy			Total Return	Annual Eq	Gain/Loss
Price Change			275.0820%	30.2266%	20975.00
Dividends Reinvested in Security	Shares Purchased	N.A.	275.0820%	30.2266%	20975.00
Dividends Reinvested at 0.0428%	Reinvested Income	N.A.	275.0820%	30.2266%	20975.00

1M 3M 6M YTD 1Y 2Y 3Y 5Y 10Y Show Dividend Events

ICAHN ENTERPRISES LP
Security Price (USD) 28.60
Dividend Adjusted Value 28.60
Hi: 28.95 Hi: 28.95
Low: 7.5625 Low: 7.5625
30
25
20
15
10
Cumulative Total Return 275.082
Hi: 279.672
300
200
100
0
2000
2001
2002
2003
2004

Australia 61 2 9777 8600 Brazil 5511 3048 4500 Europe 44 20 7330 7500 Germany 49 69 9204 1210 Hong Kong 852 2977 6000
Japan 81 3 3201 8900 Singapore 65 6212 1000 U.S. 1 212 318 2000

Copyright 2013 Bloomberg Finance L.P.

SN 471036 EDT GMT-4:00 H340-2935-1 28-May-2013 16:25:30

IEP Equity TRA

Enter all values and hit <Go>

IEP US Equity | 1) Settings | 2) Actions | Total Return Analysis

Buy Date	12/31/2004	Sell Date	12/31/2009	Period	Daily		
Buy Price	28.60	Sell Price	39.95	Shares	1000	Currency	USD

Total Dividends 3150.00 Gross Net Commission Cost N.A.

Holding Strategy			Total Return	Annual Eq	Gain/Loss
Price Change			39.6853%	6.9090%	11350.00
Dividends Reinvested in Security	Shares Purchased	70.97	49.5981%	8.3842%	14185.05
Dividends Reinvested at 0.0428 %	Reinvested Income	2.37	50.7076%	8.5444%	14502.37

1M 3M 6M YTD 1Y 2Y 3Y 5Y 10Y Show Dividend Events

ICAHN ENTERPRISES LP
Security Price (USD) 39.95
Dividend Adjusted Value 42.7851
134.00
Low: 20.75
140
120
100
80
60
40
20
Cumulative Total Return 49.5981
400
300
200
100
0
2005
2006
2007
2008
2009

Australia 61 2 9777 8600 Brazil 5511 3048 4500 Europe 44 20 7330 7500 Germany 49 69 9204 1210 Hong Kong 852 2977 6000
Japan 81 3 3201 8900 Singapore 65 6212 1000 U.S. 1 212 318 2000

Copyright 2013 Bloomberg Finance L.P.

SN 471036 EDT GMT-4:00 H340-2935-1 28-May-2013 16:25:45

IEP Equity TRA

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IEP US Equity | 1) Settings | 2) Actions | Total Return Analysis

Buy Date 12/31/2009 | Sell Date 05/28/2013 | Period Daily

Buy Price 39.95 | Sell Price 79.05 | Shares 1000 | Currency USD

Adj. Shares 1034.3 | Adj. Price 38.624372

Total Dividends 2993.94 | Gross | Net | Commission Cost N.A.

Holding Strategy			Total Return	Annual Eq	Gain/Loss
Price Change			104.6635%	23.3849%	41813.08
Dividends Reinvested in Security	Shares Purchased	66.05	117.7331%	25.6464%	47034.39
Dividends Reinvested at 0.0428%	Reinvested Income	1.88	112.1625%	24.6945%	44808.91

1M 3M 6M YTD 1Y 2Y 3Y 5Y 10Y | Show Dividend Events

ICAHN ENTERPRISES LP
Security Price (USD) 79.05
Dividend Adjusted Value 84.0981
Hi: 95.1
Hi: 89.45
Low: 29.6426
100
90
80
70
60
50
40
30
Cumulative Total Return 117.7331
Hi: 146.37
Low:
150
100
50
0
Mar
Jun
2010
Sep
Dec
Mar
Jun
2011
Sep
Dec
Mar
Jun
2012
Sep
Dec
Mar
2013
Jun

Australia 61 2 9777 8600 Brazil 5511 3048 4500 Europe 44 20 7330 7500 Germany 49 69 9204 1210 Hong Kong 852 2977 6000
Japan 81 3 3201 8900 Singapore 65 6212 1000 U.S. 1 212 318 2000 Copyright 2013 Bloomberg Finance L.P.
SN 471036 EDT GMT-4:00 H340-2935-1 28-May-2013 16:26:01

Exhibit B
Bloomberg Screenshots - Compounding

IEP Return 1/1/2000 - 5/28/2013

	Period	Cumulative
1/1/2000 - 12/31/2004	275%	275%
1/1/2005 - 12/31/2009	50%	461%
1/1/2010 - 5/28/2013	118%	1122%	1122%

S&P (SPX) Return 1/1/2000 - 5/28/2013

	Period	Cumulative
1/1/2000 - 12/31/2000	-9%	-9%
1/1/2001 - 12/31/2001	-12%	-20%
1/1/2002 - 12/31/2002	-22%	-38%
1/1/2003 - 12/31/2003	29%	-20%
1/1/2004 - 12/31/2004	11%	-11%
1/1/2005 - 12/31/2005	5%	-7%
1/1/2006 - 12/31/2006	16%	8%
1/1/2007 - 12/31/2007	5%	14%
1/1/2008 - 12/31/2008	-37%	-28%
1/1/2009 - 12/31/2009	26%	-9%
1/1/2010 - 12/31/2010	15%	5%
1/1/2011 - 12/31/2011	2%	7%
1/1/2012 - 12/31/2013	16%	24%
1/1/2013 - 5/28/2013	17%	45%	45%

Dow (INDU) Return 1/1/2000 - 5/28/2013

	Period	Cumulative
1/1/2000 - 12/31/2000	-5%	-5%
1/1/2001 - 12/31/2001	-5%	-10%
1/1/2002 - 12/31/2002	-15%	-23%
1/1/2003 - 12/31/2003	28%	-2%
1/1/2004 - 12/31/2004	5%	3%
1/1/2005 - 12/31/2005	2%	5%
1/1/2006 - 12/31/2006	19%	25%
1/1/2007 - 12/31/2007	9%	36%
1/1/2008 - 12/31/2008	-32%	-7%
1/1/2009 - 12/31/2009	23%	14%
1/1/2010 - 12/31/2010	14%	30%
1/1/2011 - 12/31/2011	8%	41%
1/1/2012 - 12/31/2012	10%	55%
1/1/2013 - 5/28/2013	19%	85%	85%

Russell (RTY) Return 1/1/2000 - 5/28/2013

	Period	Cumulative
1/1/2000 - 12/31/2000	-3%	-3%
1/1/2001 - 12/31/2001	2%	0%
1/1/2002 - 12/31/2002	-20%	-21%
1/1/2003 - 12/31/2003	47%	17%
1/1/2004 - 12/31/2004	18%	38%
1/1/2005 - 12/31/2005	5%	45%
1/1/2006 - 12/31/2006	19%	72%
1/1/2007 - 12/31/2007	-1%	69%
1/1/2008 - 12/31/2008	-34%	12%
1/1/2009 - 12/31/2009	27%	43%
1/1/2010 - 12/31/2010	27%	81%
1/1/2011 - 12/31/2011	-4%	74%
1/1/2012 - 12/31/2012	17%	104%
1/1/2013 - 5/28/2013	18%	140%	140%

Compounding Bloomberg Screenshots 5.28.2013